Exhibit 4.6

CANCER CAPITAL CORP.

DESCRIPTION OF SECURITIES

Authorized Capital Stock

The Company is authorized to issue 20,000,000 shares of common stock, par value $.001. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof (i) to one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders, (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Our stockholders have no preemptive rights to acquire additional shares of common stock or any other securities.

Voting Rights

A majority of our outstanding shares, represented by person or by proxy, shall constitute a quorum at each meeting of the shareholders. If a quorum exists, action on a matter, other than the election of directors, is approved if the votes cast favoring the action exceed the votes cast opposing the action.

Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

Change of Control Limitations

Our Articles of Incorporation provide that no sale, conveyance, transfer, exchange or other disposition of all or substantially all of the property and assets of the Company shall be made unless approved by the vote or written consent of the stockholders entitled to exercise two-thirds (2/3) of the voting power of the Company.

Other Securities

As of the date of this filing, we do not have any debt securities, warrants or options outstanding.

Transfer Agent

Our transfer agent is Standard Registrar & Stock Transfer Co., Inc. located in Salt Lake City, Utah.